UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

FORM 11-K
___________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

For the fiscal year ended December 31, 2008

Commission file number  000-49747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee  37402

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Plan Administrator of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan
Chattanooga, Tennessee

We have audited the accompanying statement of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (“Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in the net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Horwath LLP
Brentwood, Tennessee
June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2007.  This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Joseph Decosimo and Company, PLLC
Chattanooga, Tennessee
June 30, 2008

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	December 31, 2008			December 31, 2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments, at fair value
Interest-bearing cash	$5	$-	$5	$1,525	$-	$1,525
Collective trust fund	1,380,065	-	1,380,065	1,004,201	-	1,004,201
Investment in First Security Group, Inc. common stock	1,059,265	3,399,225	4,458,490	1,103,049	3,388,953	4,492,002
Mutual funds	4,487,835	-	4,487,835	6,270,343	-	6,270,343
Total assets	6,927,170	3,399,225	10,326,395	8,379,118	3,388,953	11,768,071

LIABILITIES

Note payable	-	5,704,046	5,704,046	-	4,087,026	4,087,026
Total liabilities	-	5,704,046	5,704,046	-	4,087,026	4,087,026

NET ASSETS AVAILABLE FOR BENEFITS	$6,927,170	$(2,304,821)	$4,622,349	$8,379,118	$(698,073)	$7,681,045

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

	December 31, 2008
	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net depreciation in fair value of investments	$(3,153,510)	$(2,379,415)	$(5,532,925)
Dividends on First Security Group, Inc. common stock	32,822	83,963	116,785
Other dividend and interest income	350,220	-	350,220
Allocation of 119,102 shares, at fair market value	760,473	-	760,473
	(2,009,995)	(2,295,452)	(4,305,447)

Contributions
Employer	-	1,706,848	1,706,848
Participants	1,093,154	-	1,093,154
Rollover	19,841	-	19,841
	1,112,995	1,706,848	2,819,843

Total additions	(897,000)	(588,604)	(1,485,604)

DEDUCTIONS
Benefits paid to participants	539,835	-	539,835
Interest expense	-	257,671	257,671
Administrative expenses	15,113	-	15,113
Allocation of 119,102 shares, at fair market value	-	760,473	760,473

Total deductions	554,948	1,018,144	1,573,092

NET DECREASE	(1,451,948)	(1,606,748)	(3,058,696)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,379,118	(698,073)	7,681,045
End of year	$6,927,170	$(2,304,821)	$4,622,349

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 – PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only.  More complete information regarding the Plan’s provisions is provided in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. and Subsidiary (the Company) who have completed 90 days of service and are twenty-one years of age or older.  Employees that have not met the age requirement are eligible to participate in the Plan after completing 1 year or service with at least 1,000 hours of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service (IRS).  The Plan is administered by the Company’s Retirement Committee.

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)).  Unless specified, the following information applies to both parts of the Plan.

The ESOP operates as a leveraged employee stock ownership plan.  The ESOP purchased common stock of the Company with the proceeds of a note payable from the Company.  The note is collateralized by the unallocated shares of stock and is guaranteed by the Company.  The Company has no rights against shares once they are allocated.  Accordingly, the financial statements of the Plan separately present the assets and liabilities and changes therein for allocated and unallocated shares.

Effective January 1, 2007 the Plan was amended in order to satisfy the requirements of a “safe harbor” plan, as defined by the IRS.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers fourteen mutual funds and one collective trust fund, as well as Company stock as the investment options for participants.  The Company matches eligible employee contributions dollar for dollar in Company common stock up to 6 percent of the participant’s eligible compensation. The Plan provides immediate vesting and immediate diversification of the Company contributions. As such, the Company contributions are considered to be participant directed transactions. This and other aspects of the latest amendments meet the requirements of a safe harbor plan. Contributions are subject to certain limitations.

ESOP – The Plan purchased common stock of the Company with the proceeds of a note payable.  The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s earnings, are equal to the amount necessary to enable the Plan to make the annual scheduled payments of principal and interest due on the note.  Discretionary contributions can be made at the option of the Company’s Board of Directors.  The Company has elected to make quarterly principal and interest payments to reduce the risk of price volatility in the Company’s matching contribution.  The Plan Sponsor calculates the principal and interest payment each quarter to release shares with a fair value equal to the employer match required under the 401(k) provisions of the Plan.

Participant Accounts
401(k) - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and is charged with his or her withdrawals and an allocation of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ESOP – Each participant’s account is allocated shares of Company stock based on the amount of the loan payment.  Payments are required at least annually.  The aggregate number of shares allocated is determined by multiplying the number of unallocated shares on the payment date by the proportion of the principal and interest payment to the total current and future principal and interest payments for the loan as defined by the Plan document and loan document.

Stock dividends on allocated shares are credited to each participant’s account.  Stock and cash dividends on unallocated shares are required to repay the loan.  Based on each participant’s election, cash dividends on allocated shares may be (a) credited to the participant account and reinvested in Company stock or (b) distributed in cash to the participant. The Plan Administrator may elect to use cash dividends paid on allocated shares of Company stock in the ESOP accounts to repay the loan. Such an election by the Plan Administrator would supersede the participant’s election.  In the event that cash dividends on allocated shares are used to repay the loan, an additional allocation of shares to participants for not less than the value of the cash dividend is required.  More complete information regarding the allocation of shares to individual participant accounts may be found in the Plan document.

Forfeitures and Vesting
Effective January 1, 2007, all participants were fully vested in Company matching contributions and any earnings thereon. Prior forfeited balances of terminated participants’ non-vested accounts are available to reduce Company contributions to the Plan.  As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $37,624 and $36,123, respectively.  The Company did not utilize this balance during 2008 or 2007.

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

ESOP – Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Diversification
Effective March 31, 2007, a participant may diversify his or her account, including the allocated Company stock in the ESOP, to any available investment options of the Plan.  However, a participant may not elect to have more than 25 percent of future elective deferrals invested in Company stock.  Additionally, a participant may not direct a transfer or reallocation that would result in his or her account’s portion of Company stock to exceed 25 percent, exclusive of the Company match.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer contributions.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard was effective for the Plan on January 1, 2008; however, the Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Effect of Newly Issued But Not Yet Effective Accounting Standards
In  April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  Investments in Company common stock are valued by quoted market prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust fund:  The fair values of interests in collective trust funds classified as stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 3 for additional information on fair value.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Risks and Uncertainties
The Plan’s investments consist of a combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the financial statements.

Payment of Benefits
Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTE 3 – FAIR VALUE

As described in Note 2, the Plan uses fair value, as defined by FAS 157, for the Plan investments.  Investments measured at fair value on a recurring basis are summarized below:

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Balance as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,380,065	$-	$1,380,065	$-
Mutual Funds	4,487,835	4,487,835	-	-
Company common stock	4,458,490	4,458,490	-	-

As of December 31, 2008, the Plan did not hold any investments classified as Level 3 investments.

The estimated fair value of the note payable is $5,501,895 and $4,072,389 as of December 31, 2008 and 2007, respectively.  The fair value was estimated by utilizing current market rates and the discounted cash flows of the note payable.

NOTE 4– INVESTMENTS

Except for the investment in unallocated common stock of the Company, the Plan’s investments are held by the custodian.

The fair value of the individual investments applicable to the 401(k) that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified as follows:

	2008	2007
Interest-bearing Cash
Other Funds *	$5	$1,525

Collective Trust Fund
Federated Capital Preservation Fund	1,380,065	1,004,201

Mutual Funds
Janus Adviser International Growth CL S	457,687	967,332
Federated Mid Cap Growth Strategies Fund	397,454	694,194
Goldman Sachs Mid Cap Value – Service	386,041	616,066
American Funds Growth Fund of America R3	518,293	825,497
Federated Max Cap Index Fund SS	339,165	494,507
T. Rowe Price Equity Income Fund – R	549,825	770,247
Federated MDT Balanced Fund A	316,244	497,024
Federated Total Return Bond Instl Svc	1,111,885	975,150
Other Funds *	411,241	430,326
	4,487,835	6,270,343

TOTAL	$5,867,905	$7,276,069

* Fair value of investments did not represent 5 percent or more of the Plan’s net assets.

During 2008, the mutual funds within the 401(k) (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $2,448,568.

ESOP – The ESOP’s investments consist solely of the Company’s common stock as follows:

	2008		2007
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	229,278	735,763	122,611	377,389
Cost	$1,937,251	$6,047,050	$1,251,963	$4,310,177
Fair value	$1,059,265	$3,399,225	$1,103,049	$3,388,953

The fair value of the investment in the Company common stock represents 5% or more of the Plan’s net assets.

The fair value of the ESOP investments have been measured by quoted prices in an active market. In addition to the matching ESOP contributions, participants may directly purchase Company common stock and may reinvest Company common stock cash dividends into additional shares.  These participant-directed investments into Company common stock are purchased in open market transactions. The Company common stock depreciated in value by $3,084,357 during 2008. The Company contributions of $1,706,848 during 2008 to the ESOP released 119,102 shares with a fair market value of $760,473 as of the allocation dates.

NOTE 5– NOTE PAYABLE

The ESOP entered into a $5,000,000 note with the Company on December 22, 2005.  This note was amended during 2006 to allow the Plan to borrow up to $5,750,000 to purchase Company common stock until December 31, 2006. The note was amended on July 23, 2008, to allow the Plan to borrow up to $13,396,767 to purchase Company common stock until December 31, 2008. The amended note has a term of 30 years, bears interest at 6.25 percent and requires annual payments beginning December 31, 2008. The scheduled principal payments of the note for the next five years and thereafter is as follows:

Note
Year	Amortization
2009*	487,527
2010	109,704
2011	116,723
2012	124,191
2013	132,137
Thereafter	$4,733,764

* Includes additional discretionary payments that have already been paid in 2009.

The note is secured by the Company common stock purchased by the Plan that has not been allocated to participant accounts. The Company is required to make contributions to the ESOP sufficient to amortize required payments of principal and interest on the note. In addition, the Company may make discretionary profit sharing contributions to the ESOP. Any ESOP contribution will first be used to repay the note. As the note is repaid, shares are allocated as described in Note 1. The treatment of cash dividends on allocated and unallocated shares are also described in Note 1. Beginning December 31, 2006, the Plan elected to repay the note on a quarterly basis. While there are no plans to do so, the payments may return to an annual payment frequency.

As of December 31, 2008, the note had a balance of $5,704,046.  The quarterly principal and interest payment based on the note amount as of December 31, 2008, is $114,306.

NOTE 6– TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated July 27, 2001, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7- CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of the Company of $4,458,490, approximating 43.2 percent of total assets and 96.5 percent of net assets as of December 31, 2008, and $4,492,002, approximating 38.2 percent of total assets and 58.5 percent of net assets as of December 31, 2007.

The investments in the common stock of the Company are exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as interest rate, market, liquidity and credit risks.

Due to the level of risk associated with the common stock of the Company and other investments of the Plan and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8– PLAN AMENDMENTS

From time to time, the Plan has been amended to comply with the provisions of ERISA and all applicable regulations of the IRS.  Note 1 provides the current provisions of the Plan, as amended.

Effective January 1, 2007, the Plan was amended to remove the requirement that employees must elect pre-tax contributions in increments of one percent (1 percent) of compensation.  Additionally, the Plan was amended to provide that if cash dividends are paid on Company Stock allocated to a participant’s ESOP account and the participant does not elect to receive the dividends in cash, the dividends will be automatically reinvested in Company Stock.

NOTE 9 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds shares of First Security Group, Inc. common stock, and recognized dividend income of $116,785 during 2008 from this related party investment.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  The Company pays a majority of administrative fees on behalf of the Plan, including all legal and accounting fees.  The participants of the Plan are responsible for all advisory and investment fees.  Federated Investors, Inc. (Federated) is the recordkeeper for the Plan.  The Plan contains mutual funds and a collective trust fund that are issued by Federated, and therefore, Federated is considered a party-in-interest.

NOTE 10– TRUSTEE

The Trustee of the Plan is FSGBank, N.A. The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Retirement Committee of the Company or participants and beneficiaries of the Plan.

NOTE 11- RECLASSIFICATIONS

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

NOTE 12– SUBSEQUENT EVENT

The loan between the Company and Plan was amended on January 28, 2009, and enables the Plan to borrow up to $12,745,136 until December 31, 2009.  All other terms of the amended loan are consistent with the prior loan.

SUPPLEMENTAL SCHEDULES

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2008

Employer Identification Number: 58-2461486	Plan Number: 001

Identity of Issue Borrower,	Description		Current
Lessor or Similar Party	Of Investment	Cost	Value

Interest-bearing Cash:
*Employer Stock Awaiting Purchase Fund	-	**	$5

Collective Trust Fund:
*Federated Capital Preservation Fund	138,007 units	**	1,380,065

Mutual Funds:
*Federated Target ETF 2035 Fund A	5,236 units	**	37,540
*Federated Target ETF 2025 Fund A	27,287 units	**	205,196
*Federated Target ETF 2015 Fund A	13,075 units	**	106,297
AllianceBernstein Int’l Value Fund R	1,419 units	**	14,493
Janus Adviser International Growth CL S	17,008 units	**	457,687
*Federated Kaufmann Small Cap Fund A	2,769 units	**	40,332
Franklin Small Cap Value Fund – R	277 units	**	7,383
*Federated Mid Cap Growth Strategies Fund	17,594 units	**	397,454
Goldman Sachs Mid Cap Value – Service	17,660 units	**	386,041
American Funds Growth Fund of America R3	25,658 units	**	518,293
*Federated Max Cap Index Fund SS	33,317 units	**	339,165
T. Rowe Price Equity Income Fund – R	32,305 units	**	549,825
*Federated MDT Balanced Fund A	33,254 units	**	316,244
*Federated Total Return Bond Instl Svc	109,222 units	**	1,111,885

Common Stock:
*First Security Group, Inc. (allocated to participants)	229,278 shares	**	1,059,265
*First Security Group, Inc. (unallocated to participants)	735,763 shares	6,047,050	3,399,225

TOTAL INVESTMENTS			$10,326,395

  *A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
Schedule H, Part IV, Line 4(j) to Form 5500

For the Year Ended December 31, 2008

Employer Identification Number: 58-2461486	Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

				Expense		Current
	Description Of Asset			Incurred		Value Of
Identity	(Including Interest			With	Cost	Asset On	Net
Of Party	Rate And Maturity	Purchase	Selling	Trans-	Of	Transaction	Gain
Involved	In Case Of A Loan)	Price	Price	Action	Asset	Date	(Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets

*First Security Group, Inc.	Purchase of 477,476 shares of First Security Group, Inc. common stock	$3,150,160			$3,150,160	$3,150,160

* A party-in-interest as defined by ERISA.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007 are presented on pages 3 through 4.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.
23.2	Consent of Joseph Decosimo and Company, PLLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 26, 2009	By:	FSGBank, N.A.,
as trustee

		By:	/s/ Sandy B. Chambers
Sandy B. Chambers
Chairperson of the Retirement Committee
Senior Vice President, FSGBank, N.A.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.
23.2	Consent of Joseph Decosimo and Company, PLLC.